DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2309
www.dlapiper.com
Laura K. Sirianni
laura.sirianni@dlapiper.com
T 919.786.2025
F 919.786.2200

November 4, 2014

VIA EDGAR

Ms. Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	Resource Real Estate Opportunity REIT II, Inc. (the “Company”)
Post-Effective Amendment No. 2 to Form S-11
Commission File No. 333-184476

Dear Ms. Gowetski:

On behalf of Resource Real Estate Opportunity REIT II, Inc. we are writing to address the oral comments received from the Staff on November 3, 2014 regarding the above-referenced filing. For your convenience, we have reproduced your comments below, along with our responses,

1.	In future filings please include disclosure in tabular form discussing distributions paid, including amounts reinvested through a distribution reinvestment plan, compared to the amount of GAAP cash flows from operations. If GAAP cash flows from operations is insufficient to cover the total distributions paid, please disclose the source of the cash used to cover the shortfall, such as offering proceeds or debt.

Response: We acknowledge the request and confirm that in future filings, we will include the disclosure requested above.

2.	In future filings, to the extent GAAP cash flow from operations is insufficient to cover the total distributions paid, please include risk factor disclosure on the risks of paying distributions in excess of GAAP cash flow from operations.

Response: We acknowledge the request and confirm that in future filings, we will include the disclosure requested above.

3.	In future filings, please include summary selected financial data.

Response: We acknowledge the request and confirm that in future filings, we will include the disclosure requested above.

Securities and Exchange Commission

November 4, 2014, Page 2

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2052.

Very truly yours,

/s/ Laura K. Sirianni

Laura K. Sirianni
Associate